NEOSTEM, INC.
420 Lexington Avenue, Suite 450
New York, NY 10170

May 10, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NeoStem, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-166169)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned registration statement be accelerated to 4:00 p.m. (New York time) on Tuesday, May 11, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEOSTEM, INC.

By	/s/ Robin L. Smith
Robin L. Smith, M.D., M.B.A.
Chief Executive Officer and
Chairman of the Board